

May 26, 2016

Brad E. Cetron
Global Chief Compliance Officer
Neuberger Berman LLC
605 Third Ave
New York, NY 10158

      Re: Ultratech, Inc.
               Preliminary Proxy Statement on Schedule 14A
               Filed May 23, 2016 by Neuberger Berman LLC. et al.
               File No. 000-22248

Dear Mr. Cetron:

We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

General:

1. Each statement or assertion of opinion or belief made in your proxy statement must be characterized as such and be supported by a reasonable basis that is self-evident disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please revise the proxy statement to the extent necessary, and provide supplemental support where appropriate for any non-conforming statement, including the following:

   - "…for the 20 years ending December 31, 2015 – Ultratech's total shareholder return has been *negative* 32% while the total return on the major indexes has been substantial. Over this same 20 year period, the total return for investors in the S&P 500 was 367%, in the Russell 2000 was 368% and in the S&P Semiconductor Equipment Index was 423%."

   - "Ultratech has not generated returns for stockholders."

2. Your statement on page 2 implies that the current Board is not acting "in the best interests of all stockholders." Avoid issuing statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us with the factual support of this assertion. In this regard, please note that the factual foundation offered must be reasonable. Refer to Rule 14a-9.

3. We note disclosure on pages 1 and 15 indicating that the proxies will use discretionary authority to vote with respect to matters that are presented at the annual meeting. Please remove the implication that the proxy holders have been authorized to vote on any and all matters by further qualifying the scope of such discretionary authority granted by providing disclosure of the applicable standard under Rule 14a-4(c)(1).

Proposal 1: Election of Directors, page 8

4. Consistent with the requirements set forth in Rule 14a-4(d), please revise here and on the proxy card, to state that there is no assurance that the Company's nominees will serve if elected with any of Ultratech's nominees.

Other Matters to be Considered at the Annual Meeting, page 11

5. Please briefly state the reasons why you are recommending a vote against the proposal to approve, on an advisory (non-binding) basis, the compensation that may become payable to the named executive officers of Ultratech.

Cost and Method of Solicitation, page 14

6. Please revise to state the total amount of expenditures to date, as that amount is known. Please refer to Item 4(b)(4) of Schedule 14A.

7. You indicate that you "may seek reimbursement" from Ultratech for the expenses of your solicitation, but you fail to disclose whether this reimbursement will be submitted to a vote of Ultratech security holders. See Item 4(b)(5) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants possess the facts relating to the disclosures, they are responsible for the accuracy and adequacy of the disclosures.

In responding to our comments, please provide a written statement from each of the participants acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3266 with any other questions.

Sincerely,

/s/ Jennifer López for

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Philip Richter
        Fried, Frank, Harris, Shriver & Jacobson